UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor

New York, NY 10017

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form 40-F  ☐

Submission of Matters to a Vote of Security Holders.

Paranovus Entertainment Technology Limited (the “Company”) held an extraordinary meeting of shareholders (“EGM”) at 10:00 a.m. EDT on February 18, 2026 at its principal executive offices in 250 Park Avenue, 7th Floor, New York, NY 10017. Shareholders of Class A and Class B ordinary shares voted by proxy or at the meeting. There were shareholders of 57.53% out of a total votes of 3,500,032 Class A ordinary shares (representing  3,500,032 votes) and 46,123 Class B ordinary shares (representing 3,689,840 votes) and therefore constituting a quorum of more than one third of the shares outstanding and entitled to vote at the meeting as of the record date of January 21, 2026. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to eighty (80) votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.

that the following constitutes the number of shares voted with respect to the special resolution of the shareholders to approve, to reduce the share capital of the Company (the “Capital Reduction”), supported by a solvency statement in accordance with sections 14A and 14B of the Companies Act (as revised) of the Cayman Islands from:

(a) US$3,351,500,000 divided into 3,350,000,000 Class A ordinary shares of US $1.00 par value each and 1,000,000 Class B ordinary shares of a par value of US $1.00 each, and 500,000 preferred shares of a par value of US $1.00 each, to:

(b) US$3,351.5 divided into 3,350,000,000 Class A ordinary shares of US $0.000001 par value each and 1,000,000 Class B ordinary shares of a par value of US $0.000001 each, and 500,000 preferred shares of a par value of US $0.000001 each, by the Company effecting a share capital reduction to the par value of each authorised (including issued and unissued) share, at a ratio of one million-to-one, with no cancellation or redemption of shares, no alteration to the number of shares in issue, no return of capital to shareholders and no extinguishment or reduction of any unpaid liability in respect of any shares, such that the par value of each authorized (including issued and unissued) share forming the Company’s share capital is decreased from US $1.00 to US $0.00001, having the rights and being subject to the restrictions set out in the Sixth Amended and Restated Memorandum of Association of the Company (the “Capital Reduction Proposal”);

For	Against	Abstain
4,035,110	95,272	6,240

Accordingly, the Capital Reduction Proposal has been approved.

2.

That the following constitutes the votes with respect to the ordinary resolution of the shareholders to approve to further increase the share capital of the Company (the “Capital Increase”) from:

(i) US$3,351.5 divided into 3,350,000,000 Class A ordinary shares of US$0.000001 par value each and 1,000,000 Class B ordinary shares of a par value of US $0.000001 each, and 500,000 preferred shares of a par value of US $0.000001 each, to:

(ii) US$3,400.5 divided into 3,350,000,000 Class A ordinary shares of US$0.000001 par value each and 50,000,000 Class B ordinary shares of a par value of US $0.000001 each, and 500,000 preferred shares of a par value of US $0.000001 each, by creating an additional number of Class B ordinary shares, in amount of 49,000,000 Class B ordinary shares, each with a par value of US $0.000001 (the “Capital Increase Proposal”):

For	Against	Abstain
3,732,419	86,475	555

Accordingly, the Capital Increase Proposal has been approved.

3.

that the following constitutes the number of shares voted with respect to the ordinary resolution of the shareholders to approve to amend and restate in full the residual prior shareholders’ resolution adopted in the extraordinary general meeting held on November 26, 2025, so that, following implementation of such revised approval, the board of directors will be authorized to amend the Company’s authorized share capital by way of a consolidation (“Share Consolidation”) at an aggregate exchange ratio of up to one-for-five thousand (1:5,000) such that the number of authorized, issued and outstanding shares is decreased by the applicable ratio and the par value of each authorized, issued and outstanding ordinary share is increased by the same ratio, as applicable, with each Share Consolidation to be effected at such time or times, and at the precise consolidation ratio or ratios in each case as determined by the Directors in their absolute discretion within two (2) years following the date of the 2026 Extraordinary Meeting (the “Share Consolidation Proposal”):

For	Against	Abstain
4,003,437	130,051	3,134

Accordingly, the Share Consolidation Proposal has been approved.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: February 18, 2026	By:	/s/ Xiaoyue Zhang
Xiaoyue Zhang Chief Executive Officer

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